

July 15, 2011

Via Email
Mr. W. Moorehead Vermilye
Chief Executive Officer
Shore Bancshares, Inc.
181 East Dover Street
Easton, Maryland 21601

> **Re: Shore Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2011**
> **File No. 000-22345**

Dear Mr. Vermilye:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Part III

General

1. We note that much of the disclosure required by Part III has been incorporated by reference to your definitive proxy statement. Please refer to Rule 12b-23 which states that "[m]aterial incorporated by reference shall be clearly identified in the reference by … caption or otherwise." Please revise your disclosure in future filings to more clearly identify the source of the material that you are incorporating by reference into your annual report.

Exhibits 31.1 and 31.2

2. We note that paragraphs 2, 3, 4 and 5 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, the certifications include references to the "annual report" rather than referring to only the "report". In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

3. Please tell us, and please describe in future filings, how you considered the results of the 2010 shareholder advisory vote on executive compensation when determining your 2011 executive compensation. Please refer to Item 402(b)(1)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief